

February 18, 2015

Via E-mail
Tom Bollich
Chief Executive Officer
Surna Inc.
1780 55th Street, Suite C
Boulder, CO 80301

      **Re:** **Surna Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2013**
            **Filed April 15, 2014**
            **Form 8-K**
            **Filed March 25, 2014**
            **Response dated January 14, 2015**
            **File No. 000-54286**

Dear Mr. Bollich:

We have reviewed the above-referenced response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.    We have considered your response to prior comment 5 and are unable to agree with your conclusion that the spin-off of Trebor Resource Management Group did not need to be registered under the Securities Act. Specifically, the current report on Form 8-K which you filed on March 25, 2014 does not appear to satisfy the informational requirements discussed in Section 4.B.3.a of Staff Legal Bulletin No. 4. Accordingly, please include prominent risk factor disclosure in future filings that although you intended to comply with the guidance set forth in Staff Legal Bulletin No. 4, you did not follow the steps necessary for reliance on this guidance. Disclose the possible liabilities and consequences you may face because the transaction was not registered under the Securities Act.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:     Via E-mail
        Laura E. Anthony, Esq.
        Legal & Compliance, LLC